SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 000-21742

Stolt Offshore S.A.

(Translation of registrant’s name into English)

c/o Stolt Offshore M.S. Ltd.

Dolphin House

Windmill Road

Sunbury-on-Thames

Middlesex, TW16 7HT, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In accordance with General Instruction B, item (i), attached herewith as Exhibit 99.1 is a press release, dated May 31, 2005, whereby Stolt Offshore S.A. (the “Company”) confirmed that it has received from the U.S. Department of Justice a request for additional information in connection with the pending sale of the Inspection, Maintenance and Repair and Conventional assets that form part of its North America and Mexico business to Cal Dive.

The attached press release shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company’s Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, 333-124983 and 333-124997) and the Company’s Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements contained in the attached press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect the Company’s current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company’s forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; the Company’s relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT OFFSHORE S.A.

Date: May 31, 2005	By:	/s/ Stuart Jackson
	Name:	Stuart Jackson
	Title:	Chief Financial Officer

Exhibit 99.1

Stolt Offshore S.A.

Stolt Offshore S.A. Receives Second Request from US Department of Justice

Regarding Sale of Certain Assets to Cal Dive

London, England – May 31, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today confirmed it has received from the U.S. Department of Justice a request for additional information in connection with the pending sale of the Inspection, Maintenance and Repair (IMR) and Conventional assets, that form part of its North America and Mexico (NAMEX) business, to Cal Dive.

The same request has been received by Cal Dive and Stolt Offshore is co-operating and co-ordinating with Cal Dive to respond fully and promptly. The effect of the second request is to extend the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act until 30 days after Stolt Offshore and Cal Dive have substantially complied with the request, unless that period is extended voluntarily by the parties or is terminated sooner by the Department of Justice.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

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Forward-Looking Statements: Certain statements made in this press release may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project”, “will”, “should”, “seek”, and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:

Deborah Keedy / Julian Thomson

Stolt Offshore S.A.

UK +44 1932 773767 or +44 1932 773764

US +1 877 603 0267 (toll free)

deborah.keedy@stoltoffshore.com

julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)

Brunswick Group

UK +44 207 404 5959

US +1 212 333 3810

phandley@brunswickgroup.com

egonda@brunswickgroup.com

If no longer wish to receive our press releases please contact:

yvonne.johnson@stoltoffshore.com